(d)(1)(i)

August 1, 2014

Voya Funds Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated August 1, 2014 we agree to waive the investment management fee payable to us under the Investment Management Agreement, dated May 13, 2013 between Voya Investments, LLC formerly, ING Investments, LLC, and Voya Funds Trust, formerly, ING Funds Trust (the “Agreement”).  Such waiver will be in an amount equal to the investment management fees allocated to, and otherwise payable by, the Class P shares of Voya Floating Rate Fund, formerly ING Floating Rate Fund, and Voya High Yield Bond Fund, formerly ING High Yield Bond Fund, each a series of Voya Funds Trust, thereby reducing the post-waiver fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the investment management fee in this manner for the period from August 1, 2014 through August 1, 2015 (the “Waiver Period”).

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Funds Trust.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Funds Trust

(on behalf of the Funds)

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President